UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-10890

HORACE MANN EDUCATORS CORPORATION
(Exact name of registrant as specified in its charter)

1 Horace Mann Plaza
Springfield, Illinois 62715-0001
(217) 789-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001 Per Share reserved for issuance pursuant to the Horace Mann 401(k) Plan (the “Plan”)
(Title of each class of securities covered by this Form)

Common Stock, Par Value $0.001 Per Share
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)    O
Rule 12g-4(a)(2)    O
Rule 12h-3(b)(1)(i)    ☒
Rule 12h-3(b)(1)(ii)    O
Rule 15d-6    O
Rule 15d-22(b)    O

Approximate number of holders of record under the Plan as of the certification or notice date: 157.*

* Explanatory Note: In accordance with the approach taken in Emerson Electric Co., SEC No-Action Letter (January 5, 1994), the registrant is suspending its reporting obligations pursuant to Section 15(d) of the Securities Exchange Act of 1934 as to its Common Stock reserved for issuance pursuant to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, Horace Mann Educators Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HORACE MANN EDUCATORS CORPORATION

Date: June 25, 2021	By:	/s/ Donald M. Carley
		Name:	Donald M. Carley
		Title:	Executive Vice President, General Counsel,
Corporate Secretary and Chief Compliance Officer